UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-10746

Nine West Holdings, Inc.

(as successor to the following entities:)

The Jones Group Inc. (f/k/a Jones Apparel Group, Inc.)

Jones Apparel Group Holdings, Inc.

Jones Apparel Group USA, Inc.

JAG Footwear, Accessories and

Retail Corporation

(Exact name of registrant as specified in its charter)

1411 Broadway

New York, New York 10018

(212) 642-3860

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

6.875% Senior Notes due 2019

6.125% Senior Notes due 2034

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value – 1 holder

6.875% Senior Notes due 2019 – Fewer than 300 holders

6.125% Senior Notes due 2034 – Fewer than 300 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Nine West Holdings, Inc. (as successor to The Jones Group Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc. and JAG Footwear, Accessories and Retail Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 21, 2014	By:	/s/ Ira M. Dansky
	Name:	Ira M. Dansky
	Title:	Executive Vice President, General Counsel and Secretary